SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)1

                                Tandycrafts, Inc.
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                                (Name of issuer)

                          COMMON STOCK, $1.00 PAR VALUE
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                         (Title of class of securities)

                                    875386104
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                October 27, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)


-------------------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                             ------------------------------
CUSIP No. 875386104             13D               Page 2 of 6 Pages
---------------------                             ------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        STEEL PARTNERS II, L.P.
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
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     4         SOURCE OF FUNDS*
                        WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7       SOLE VOTING POWER
   SHARES
BENEFICIALLY                      1,019,300
  OWNED BY     -----------------------------------------------------------------
    EACH           8       SHARED VOTING POWER
 REPORTING
PERSON WITH                       -0-
               -----------------------------------------------------------------
                   9       SOLE DISPOSITIVE POWER

                                  1,019,300
               -----------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER

                                  -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        1,019,300
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        8.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        PN
================================================================================

             *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                             ------------------------------
CUSIP No. 875386104             13D               Page 3 of 6 Pages
---------------------                             ------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                        00
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        USA
--------------------------------------------------------------------------------
 NUMBER OF         7       SOLE VOTING POWER
   SHARES
BENEFICIALLY                      1,019,300
  OWNED BY     -----------------------------------------------------------------
    EACH           8       SHARED VOTING POWER
 REPORTING
PERSON WITH                       - 0 -
               -----------------------------------------------------------------
                   9       SOLE DISPOSITIVE POWER

                                  1,019,300
               -----------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER

                                  - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        1,019,300
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        8.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        IN
================================================================================

             *SEE INSTRUCTIONS BEFORE FILLING OUT!

252411.3

---------------------                             ------------------------------
CUSIP No. 875386104             13D               Page 4 of 6 Pages
---------------------                             ------------------------------


         The following  constitutes  Amendment No. 2 ("Amendment  No. 2") to the
Schedule 13D filed by the undersigned (the "Schedule 13D"). This Amendment No. 2 amends the Schedule 13D as specifically set forth.

         Item 3 is hereby amended to add the following:

Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate purchase price of the 1,019,300 Shares of Common Stock owned by Steel Partners II is $3,137,286. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

Items 5(a) and (b) are hereby amended to read as follows:

Item 5.  Interest in Securities of the Issuer.

         (a) and (b) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 12,083,618 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 1999.

         As of the close of business on October 28, 1999, Steel Partners II beneficially owns 1,019,300 Shares of Common Stock, constituting approximately 8.4% of the Shares outstanding. Mr. Lichtenstein beneficially owns 1,019,300 Shares, representing approximately 8.4% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 1,019,300 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

Item 5(c) is hereby amended to read as follows:

         (c) Steel Partners II, L.P. engaged in the following transactions since the filing of Amendment No. 1:


Shares of Common Stock           Price Per                Date of
Purchased/(Sold)                   Share               Purchase/Sale
----------------------           --------              -------------
      5,000                       3.23750                 10/12/99
      3,700                       3.17500                 10/15/99
      4,100                       3.17500                 10/18/99
     18,300                       3.27750                 10/20/99
     15,000                       3.09170                 10/21/99
      7,000                       3.16500                 10/22/99
     23,000                       3.18320                 10/22/99


---------------------                             ------------------------------
CUSIP No. 875386104             13D               Page 5 of 6 Pages
---------------------                             ------------------------------



      4,200                       3.16500                 10/26/99
     10,000                       3.17500                 10/27/99
    212,700                       3.13270                 10/27/99
      3,000                       3.22750                 10/28/99
     25,000                       3.26750                 10/28/99


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CUSIP No. 875386104             13D               Page 6 of 6 Pages
---------------------                             ------------------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   October 28, 1999                             STEEL PARTNERS II, L.P.

                                                 By:      Steel Partners, L.L.C.
                                                          General Partner

                                                 By:  /s/ Warren G. Lichtenstein
                                                      --------------------------
                                                      Warren G. Lichtenstein
                                                      Chief Executive Officer


                                                 /s/ Warren G. Lichtenstein
                                                 -------------------------------
                                                 WARREN G. LICHTENSTEIN